Exhibit 99.1

Regulated information

Galapagos' R&D Update 2016

  C1 corrector GLPG2222 for cystic fibrosis (CF) and GLPG1972 in osteoarthritis well-tolerated and no emerging safety signals observed in healthy volunteers
  GLPG1972 strongly reduces OA cartilage breakdown biomarker within two weeks
  New pre-clinical candidates GLPG2938 for idiopathic pulmonary fibrosis and GLPG2534 for atopic dermatitis
  Deep pipeline of inflammation, fibrosis, metabolic, and anti-infective programs based on novel mechanisms of action
  Building pipeline with the aim to initiate one Phase 3 program every two years and three clinical Proofs-of-Concept per year

Webcast at 14.00 CET/8 AM ET today

on www.glpg.com, +32 2 404 0662, code 207496

Mechelen, Belgium; 15 June 2016, 7.30 CET: Galapagos (Euronext & NASDAQ: GLPG) will present its R&D strategy, focus areas and new data on several programs in its maturing pipeline in inflammation and fibrosis at the Yale Club in New York City.

Galapagos reports that GLPG2222, the first early binding (C1) corrector, passed the safety hurdle in Phase 1 studies in healthy volunteers. GLPG2222 was tested in single ascending doses up to 800 mg, and in multiple ascending doses up to 600 mg qd for 14 days in a double-blind, randomized, placebo-controlled study. The candidate drug was shown to be well-tolerated and no emerging safety signals observed in the dose range studied. Absorption of GLPG2222 was rapid and favorable. Pharmacokinetics of GLPG2222 support once-daily dosing regimens to be explored in further development. Corrector GLPG2222 will be tested next with potentiator GLPG2451 in healthy volunteers. Corrector GLPG2222 is one of the potential modulator compounds for the triple combination therapy that Galapagos and AbbVie are developing, aiming to address 90% of all CF patients.

In osteoarthritis, Galapagos reports that GLPG1972, partnered with Servier, demonstrated a marked biomarker response indicative for inhibition of cartilage degradation. GLPG1972 was safe and well-tolerated in healthy volunteers in a Phase 1 study. The candidate drug demonstrated favorable pharmacokinetics. The mechanism of action of GLPG1972 remains undisclosed. Galapagos and partner Servier are considering next steps for further development of GLPG1972 in osteoarthritis. Galapagos has the full US commercial rights in the osteoarthritis collaboration with Servier.

Furthermore, Galapagos announces the nomination of two new pre-clinical candidates with undisclosed novel mechanisms of action: GLPG2938 for idiopathic pulmonary fibrosis and GLPG2534 for atopic dermatitis. Both programs are expected to enter Phase 1 in 2017.

The Company will present the discovery portfolio and its evolution. Aim is to evolve to a stable portfolio delivering three clinical Proofs-of-Concept per year and to initiate one Phase 3 program every two years.

Webcast presentation and conference call

Galapagos will webcast the R&D Update today (15 June 2016) at 8.00 Eastern Time (ET) and 14:00 Central European Time (CET), together with a conference call. To participate in the latter, please call one of the following numbers ten minutes prior to commencement:

CODE: 207496

USA:	+1 212 444 0481
UK:	+44 20 3427 1907
Netherlands:	+31 20 713 2998
France:	+33 1 70 48 01 66
Belgium:	+32 2 404 0662

A question and answer session will follow the presentation of the R&D Update. Go to www.glpg.com to access the live audio webcast. The archived webcast will also be available for replay shortly after the close of the call.

About Servier

Servier is an international pharmaceutical company with over 21,000 employees in 148 countries. Corporate growth is driven by Servier's constant search for innovation in five areas of excellence: oncology, cardiology, metabolism, neuropsychiatry and rheumatology. Servier is an independent company that reinvests all earnings in its development and activities. In 2015, the company recorded a turnover of €3.9 billion. For more information, visit: www.servier.com.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Our maturing pipeline comprises Phase 2, Phase 1, pre-clinical and discovery studies in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. We have discovered and developed filgotinib: in collaboration with Gilead we aim to bring this JAK1-selective inhibitor for inflammatory indications to patients all over the world. Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 440 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia. More information at www.glpg.com.

Contacts

Investors:	Media:
Elizabeth Goodwin	Evelyn Fox
VP IR & Corporate Communications +1 781 460 1784	Director Communications +31 6 53 591 999 communications@glpg.com

Paul van der Horst Director IR & Business Development +31 6 53 725 199
ir@glpg.com

Forward-looking statements

This release may contain forward-looking statements, including, among other things, statements regarding theexpectations from management, the anticipated timing of clinical studies and the potential activity of GLPG2222, GLPG2451, and of a potential triple combination including any of these compounds for cystic fibrosis, the anticipated timing of clinical studies and the potential activity of GLPG1972 for osteoarthritis, the further development of GLPG2938 for idiopathic pulmonary fibrosis and GLPG2534 for atopic dermatitis, and management's goals for future initiation of Phase 3 trials and delivery of clinical Proofs-of-Concept. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are thatGalapagos' expectations regarding its development programs may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from Galapagos' ongoing clinical research programs may not support registration or further development of its product candidates due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties, and estimating the commercial potential of its development programs. A further list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filings and reports, including in Galapagos' most recent annual report on form 20-F filed with the SEC and other filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.